Exhibit 99.1

Akanda Announces Receipt of Nasdaq Notice Regarding Minimum Stockholders’ Equity Requirement

TORONTO, ON, June 18, 2026 — Akanda Corp. (NASDAQ: AKAN) (the “Company” or “Akanda”), today announced that it received a notification letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) on June 16, 2026 indicating that the Company is not in compliance with Nasdaq Listing Rule 5550(b)(1), which requires companies listed on The Nasdaq Capital Market to maintain a minimum of $2.5 million in stockholders’ equity for continued listing.

As reported in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, the Company reported stockholders’ equity of $-11,990,437. Nasdaq also determined that the Company does not meet the alternative continued listing standards relating to market value of listed securities or net income from continuing operations.

The notification has no immediate effect on the listing of the Company’s common shares on The Nasdaq Capital Market. Under Nasdaq rules, the Company has 45 calendar days, or until July 31, 2026, to submit a plan to regain compliance. If Nasdaq accepts the Company’s plan, Nasdaq may grant an extension of up to 180 calendar days from the date of the notice to regain compliance.

The Company intends to submit a compliance plan within the prescribed timeframe and is evaluating various alternatives to regain compliance with the applicable listing requirements.

—Ends—

For further information contact:

AKANDA CORP. GENERAL ENQUIRIES

E: ir@akandacorp.com

About Akanda Corp.

Akanda Corp., through its cannabis subsidiary with operations in Canada, is seeking to cultivate and distribute high-quality cannabis and wellness products that improve lives. Its mission is to provide safe, reliable, and accessible cannabis products to consumers worldwide while promoting sustainable business practices.

First Towers & Fiber Corp., a wholly-owned subsidiary of Akanda Corp., is focused on tower development and operating its 700+km fiber optic network in the attractive wireless market of Mexico, with an intention to expand to other Latin American countries.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions, or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include statements regarding the Company’s plans to regain compliance with Nasdaq listing requirements, and the risks and uncertainties described in Akanda’s filings from time to time with the SEC. Akanda undertakes no obligation to revise or update any forward-looking statements, except as required by applicable laws or regulations, to reflect events or circumstances after the date of this press release.